PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, IL 60187

February 19, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Actively Managed Exchange-Traded Fund Trust—Request for Withdrawal of Post-Effective Amendments Nos. 5, 7, 8-21 and 23 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-147622 and 811-22148)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”), relating to the PowerShares Prime Non-Agency RMBS Opportunity Fund and PowerShares Alt-A Non Agency RMBS Opportunity Fund (the “Funds”)  to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-147622 and 811-22148).

Post-Effective Amendment No.	Filing Date	Accession Number
5	January 16, 2009	0001104659-09-002880
7	March 11, 2009	0001104659-09-016506
8	May 6, 2009	0001104659-09-029862
9	May 15, 2009	0001104659-09-032782
10	May 22, 2009	0001104659-09-034429
11	May 29, 2009	0001104659-09-035687
12	June 5, 2009	0001104659-09-036801
13	June 12, 2009	0001104659-09-037923
14	June 19, 2009	0001104659-09-039021
15	July 7, 2009	0001104659-09-042100
16	August 6, 2009	0001104659-09-047604
17	September 4, 2009	0001104659-09-053373
18	October 2, 2009	0001104659-09-057551
19	October 30, 2009	0001104659-09-061395
20	November 25, 2009	0001104659-09-067016
21	December 24, 2009	0001104659-09-071445
23	January 22, 2010	0001104659-10-002522

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Kristin M. Hester at (212) 649-8796. Thank you.

Very truly yours,

PowerShares Actively Managed Exchange-Traded Fund Trust

By:	/s/ Andrew Schlossberg
Title: Andrew Schlossberg, President